                                                              Exhibit 99.2

                                  DRAFT

January   , 1999

Dear AmerInst Shareholder:

   Your Board of Directors has been approaching a number of initiatives in order to increase liquidity for your shares and to preserve the initial mission of AmerInst: to exert a positive influence on the market for accountants' professional liability insurance. A number of our initiatives have been accomplished, and others are in process.

   Clearly the most significant benefit for liquidity is now before you; the recommendation of your Board to redomesticate our companies to Bermuda. This transaction is presented to you as a tax-free exchange of shares and, if our shareholders approve the transaction, we will be able to add an additional avenue of liquidity for our shareholders by investing in our own shares for our investment portfolio.

   We are regulated by the Securities and Exchange Commission as a public company. A transaction of this complexity and magnitude requires substantial disclosure. This mailing includes:

     The notice of a special meeting of stockholders called for February 26, 1999 to vote on the transaction;

     A proxy statement/prospectus, describing the transaction and the Board's reasons for recommending the transaction to you.

     A proxy card with respect to the voting of your shares at the special meeting of stockholders; and a return envelope for the proxy card.

   Attached to this letter are a number of questions and answers prepared to assist you in your review of this exchange transaction. This attachment summarizes the enclosed proxy statement/prospectus. You should carefully read the proxy statement/prospectus before making any decision regarding how to vote at the special meeting.

   Your board has voted unanimously to recommend the exchange transaction to you for your approval. If you have any questions, we have arranged a series of telephone conference calls which will give you an opportunity to ask questions of our directors or listen to the answers to questions of other shareholders. Please call into any of the following conferences by dialing 1-800-xxx-xxxx and ask for the AmerInst conference:

      February 10                   Wednesday                                   2:00 p.m. CST
      February 12                   Friday                                      10:00 a.m. CST
      February 16                   Tuesday                                     10:00 a.m. CST
      February 18                   Thursday                                    5:00 p.m. CST
      February 22                   Monday                                      2:00 p.m. CST

   Information, including our 1998 annual financial results, will also be available, on our website at:

                    www.cfonews.com/amernist/aiig.htm

                                        Respectfully submitted,

                                        Board of Directors

                                        AmerInst Insurance Group

                      AmerInst Insurance Group, Inc.

                          Questions and Answers

 1. Isn't this transaction just a perk for the directors, or some other kind of inside deal?

  Let's address any animosity up front. There has been misinformation circulating about this transaction for some time. The following Questions and Answers will put forth the facts of the transaction and you can judge as to whether you agree it is a sound business decision to move our companies to Bermuda.

  We are in the process of adding and replacing directors; presently completing the interviews and selection from a field of three dozen respondents to our invitation for shareholders interested in becoming directors. Many of the candidates, not unlike our present directors, are concerned about the time commitment. Though Bermuda may be an attractive location, it is also expensive and the travel time is lengthy from most regions of the U.S. We expect to use written consents in lieu of meetings and telephonic meetings to the extent necessary to minimize the necessity of travel and associated costs.

  Your directors, present and those in the future, are committed to AmerInst in our original mission, in our liquidity for shareholders and in our maintaining a viable business for the future. We appreciate input from shareholders, and indeed we have received input from many of you. Shareholders have asked for liquidity, additional information and evolving leadership. This transaction is one more step in responding to shareholders and in adding value to your investment.

 2. Why is the Board recommending this transaction?

  There are several reasons this restructuring and change in domicile is recommended:

  . Investco, our Bermuda subsidiary, will be able to purchase and sell shares of AmerInst. We will no longer be limited to treasury stock transactions.

  . AmerInst presently is subject to the classic "double taxation" whereby our annual net income is subject to corporate income tax, and our dividend paid to our shareholders is subject to personal income tax while not being tax deductible to AmerInst. If AmerInst is domiciled in Bermuda our distributed income is subject only to income tax at the shareholder level. The elimination of double taxation will result in additional cash flow which can be utilized to repurchase shares and increase liquidity for our shareholders.

  . Bermuda is a major reinsurance and financial center, which will enhance the future ability of AmerInst to participate in the professional liability insurance market.

   (Page 17)

 3. Will this transaction increase liquidity for my shares?

  Yes, in several ways:

  . Investco, our Bermuda subsidiary, will be able to buy and sell shares of AmerInst.

  . Additional cash will be available from the elimination of the double taxation.

 4. What other proposals does the Board have to improve liquidity?

  Whether or not the proposed transaction is consummated, the Board intends to revise the Company's stock ownership and redemption policies as follows:

  . The Board would use its authority to generally permit additional forms of ownership (irrevocable trusts, personal rather than firm, qualified retirement plan trusts), which has always been within the Board's discretion.

  . The stock redemption policy would be changed to allow for full redemption on request, rather than our present policy of full redemption only on death, disability or retirement. This liberalized redemption policy will continue to be at the Board's discretion to assure that redemption will not impair our capital.

 5. Is this exchange transaction taxable to me?

  No. This transaction is tax-free, as an exchange, to you as well as our company.

  (Page 10; 16)

 6. Will this exchange transaction change my tax basis?

  No. It is a tax-free exchange and you are entitled to a carryover basis and holding period of all of your shares. (Page 16)

 7. What changes will effect operations in Bermuda, and won't it be more expensive?

  The changes to the operations of AmerInst are to conform to Bermuda corporate law and are relatively insignificant and transparent to our shareholders. The majority of the directors of the new Bermuda company will be current members of the Board. Our present service providers with direct shareholder contact, such as USA Risk Group and our securities transfer agent, will use their Bermuda offices or affiliated entities to serve us. We will retain legal counsel and auditors in Bermuda. Our SEC and U.S. income tax representation can continue to be provided by our present lawyers and accountants. Investment advisory services can continue with our U.S. firms. We have no plans to change service providers other than where our present service provider does not have a presence in Bermuda.

  Yes, it will be slightly more expensive to operate outside of the U.S., but the Board believes that such additional costs will be substantially less than the expected income tax savings.

 8. Will the new by-laws (Bermuda) be different?

  Yes. Our company is presently governed under Delaware law. The new company will be governed under Bermuda law. There are a number of changes fully explained in "Comparative Rights of Shareholders" beginning on Page 18. Bermuda law, which is similar to English law, is generally more favorable to shareholders than Delaware law.

 9. Will I still receive the financial information required by United States securities laws?

  Yes. AmerInst will still be subject to U.S. Federal securities laws, including filing of quarterly reports (10-Q and 10-K) with the SEC.

10. With the expected higher net income, can I expect my dividend to increase?

  Not at this time. Adding shareholder value by maintaining our capital and providing additional liquidity for our shareholders is our key objective. We have paid a quarterly dividend each of the last three years. We review the dividends each quarter and expect to continue this practice as well as the present payment rate.

11. What are the basic steps that I, as a shareholder, need to take besides voting?

  You only need to vote, by returning your proxy or attending the special meeting of the shareholders.

  Please do not send your share certificate(s) with your proxy.

  If the transaction is approved by our shareholders you will receive instructions on the steps to take to exchange your shares or to replace any lost certificates.

12. Notwithstanding this transaction, I would like to change or receive a replacement stock certificate. Who do I contact?

  Please request in writing a "stock replacement package" from:

                          Harris Trust & Savings

                               Attention: Jeff Knapp

                               311 W. Monroe St.

                               14th Floor

                               PO Box A 3504

                               Chicago, IL 60690

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